Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Sells the Sisorta Gold Property in Turkey

Vancouver, British Columbia, August 3, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the sale of EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property (the “Property”) in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, pursuant to a Share Purchase Agreement (the “Agreement”) with Bahar. Please see www.eurasianminerals.com for more information.

Commercial Terms. The Agreement provides for Bahar's staged payments to EMX as summarized below (all amounts in USD):

•	$250,000 cash payment to EMX upon closing of the sale (completed).
•	Annual cash payments of $125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production from the Property.
•	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the Property that is processed on-site (increased to 5% if the ore is processed off-site).
•	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
•	The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar intends to immediately commence advanced exploration and development work on the Sisorta project.

Project Overview. The Sisorta project, located in the Eastern Pontides mineral belt, is a volcanic-hosted, near-surface, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by partners, have included 123 diamond drill holes totaling over 16,000 meters, geologic and alteration mapping, geochemical sampling, and geophysical surveys. This work has outlined a 1000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

The Sisorta Property is another example of EMX’s execution of the prospect and royalty generation business model. Partner funded exploration expenditures advanced the project through drill delineation of a resource in 2009, with EMX regaining 100% control of the project in Q1 of 2015. This set the stage for the Agreement with Bahar, a Turkish mining company that recently put the Altintepe gold mine into production with joint venture partner Stratex International PLC. The Altintepe mine occurs in the same region and has similar styles of mineralization as Sisorta.

Dr. Eric P. Jensen, CPG, is a Qualified Person under NI 43-101 and employee of the Company. Dr. Jensen has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com